(Check One): ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING 000-30939 (Commission File Number)	OMB APPROVAL
OMB Number: 3235-0058 Expires: April 30, 2009 Estimated average burden hours per response . . . 2.50

SEC FILE NUMBER

CUSIP NUMBER

For Period Ended: December 31, 2006
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

ACTIVE POWER, INC.
Full Name of Registrant

N/A
Former Name if Applicable

2128 W. Braker Lane, BK 12
Address of Principal Executive Office (Street and Number)

Austin, Texas 78758
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Active Power, Inc. (the “Company”) was unable to file its Annual Report on Form 10-K for the year ended December 31, 2006 by the required filing date of March 16, 2007. The Company was not able to timely file an Annual Report on Form 10-K that complies with the SEC’s rules because the previously announced internal review of the Company’s historical stock option grants and related procedures and accounting is not yet complete. As previously announced, the Company has concluded it will restate its historical financial statements as a result of this review. Consequently, the Company has determined that it cannot file its Annual Report on Form 10-K for the year ended December 31, 2006 until the Company’s prior historical financial statements have been restated in accordance with the findings of the internal review.

Background

As previously announced, as a result of certain preliminary determinations made in the course of the Company’s internal stock option review currently being conducted under the supervision of a special ad hoc committee of the Board of Directors (the “Special Committee”) with the assistance of legal and accounting advisors, the Company concluded on March 8, 2007 that additional accounting charges for stock-based compensation expenses resulting from potential differences in the actual accounting measurement dates of certain past stock option grants and the stated grant dates previously used by the Company in accounting for such grants are likely to be material.

While the internal review is still ongoing and the Company has not yet determined the final amount of any related charges, the Company continues to estimate that it will record additional non-cash stock-based compensation expenses ranging in the aggregate from approximately $1.5 million to $3 million and impacting amounts previously reported for the years 2001 through 2006, including quarterly reports. These non-cash charges (off-set by corresponding increases to additional paid-in capital) will have the effect of increasing reported losses and retained deficit figures contained in the Company’s historical financial statements for these prior periods. However, because the review is not yet completed and additional items remain to be reviewed, further analysis could cause this estimated amount of additional stock-based compensation expense to change materially.

The Company also previously announced that after reviewing information provided by the Special Committee and the Special Committee’s advisors, the Board of Directors, Audit Committee and management of the Company concluded on March 8, 2007 that the Company will restate certain annual and quarterly financial statements and related footnote disclosures issued during the years 2001 through 2006. Additionally, on March 8, 2007, the Board of Directors, the Special Committee, the Audit Committee and management of the Company also concluded that the Company’s previously issued financial statements for the years 2001 through 2006, including both annual and quarterly reports, and related auditor’s reports for the years 2001 through 2005 should no longer be relied upon.

The Company is continuing to examine the potential impact of differences in option grant measurement dates on the Company’s tax liabilities reported during these same periods. Any additional tax liabilities also would negatively impact the Company’s historical financial results as reflected in certain prior period balance sheets and income statements previously issued by the Company; however, because these amounts have not yet been estimated, they are not included in the above preliminary additional expense estimates. Furthermore, any potential tax liabilities identified likely would be cash-based expenses and any accrual of such liabilities likely would impact historical non-stock option related operating expenses for prior periods. These cash-based expenses also could negatively impact the Company’s future financial results as reflected in the Company’s future cash flow statements if and when the Company makes any payment of such expenses in future periods.

Also, the Special Committee and its advisors currently are reviewing the Company’s historical practices with respect to its Employee Stock Purchase Plan that was discontinued in 2006. To the extent they identify any issues with respect to the Employee Stock Purchase Plan there may be additional accounting, tax or other adverse financial impact to the Company.

In addition, the Company is incurring significant legal and professional fees and other expenses in conducting this investigation. These expenses also could negatively impact the Company’s future financial results and financial condition.

The Company has not yet fully assessed the impact on its internal controls over financial reporting of the various issues identified in the internal review to date.

These matters have been discussed with Ernst & Young, the Company’s registered independent accounting firm, by members of the Company’s management, Board of Directors, the Audit Committee and the Special Committee. Additionally, on March 19, 2007, the Company formally notified The Nasdaq Global Marketplace that, for the reasons set forth herein, the Company had not timely filed its Annual Report on Form 10-K for the year ended December 31, 2006 with the Securities and Exchange Commission and, therefore, the Company was not in compliance with Nasdaq’s filing requirement as set forth in Nasdaq Marketplace Rule 4310(c)(14).

Because the Company’s internal investigation is still ongoing and the facts underlying the Company’s accounting determinations with respect to certain past stock option grants and other potential issues identified in the internal review are still being developed, the Company was unable to file its Form 10-K for the year ended December 31, 2006 by the required filing date of March 16, 2007. The Company intends to file the Form 10-K as soon as practicable once the Company has finalized such conclusions following the completion of the internal review and the final report of the Special Committee (and after the Company’s external auditors have completed their review of the Company’s conclusions and any additional necessary audit procedures), but at this time the Company is unable to provide an estimate for such filing date.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

John K. Penver, Chief Financial Officer	(512)	836-6464
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company’s results of operations for the quarter ended December 31, 2006 and the fiscal year ended December 31, 2006, to be reported in the Company’s Annual Report on Form 10-K for the year ended December 31, 2006, will reflect changes from prior periods, both related and unrelated to the matters described in Part III.

As described in Part III above, the Company has previously announced that it expects to record additional material non-cash, stock-based compensation expense as a result of findings of the internal review. As also noted in Part III, the Company is continuing to examine the potential impact of differences in option grant measurement dates on the Company’s tax liabilities reported during prior annual and quarterly periods. Any additional tax liabilities also would negatively impact the Company’s historical financial results, likely including cash-based, non-stock option related operating expenses for prior periods; however, these amounts have not yet been estimated because the Company’s internal review has not yet been completed and the underlying facts are still being developed. Also, as noted in Part III above, the Company’s historical practices with respect to its Employee Stock Purchase Plan are currently under review by the Special Committee and its advisors and any issues they identify may have additional accounting, tax or other adverse financial impact on the Company that cannot be estimated at this time due to the ongoing examination of the underlying facts.

On February 2, 2007, the Company issued a press release announcing selected preliminary unaudited financial information for the quarter ended December 31, 2006 and the fiscal year ended December 31, 2006, a copy of which was furnished on a Current Report on Form 8-K on February 2, 2006. The selected preliminary unaudited financial information furnished in the Current Report on Form 8-K on February 2, 2006 remains subject to adjustment as a result of the Company’s restatement of previously issued financial statements to record non-cash charges for compensation expense relating to past stock option grants as well as any cash-based charges associated with the tax impact or other financial impact of issues that may be identified in the internal review or that currently are being analyzed by the Company and its advisors, such as issues with respect to the Company’s historical Employee Stock Purchase Plan practices.

All statements in this Form 12b-25, other than statements of historical fact are forward looking statements that are subject to risks and uncertainties that could cause such statements to differ materially from actual future events or results. Such forward looking statements are generally, but not necessarily, accompanied by words such as “plan,” “if,” “estimate,” “expect,” “believe,” “could,” “would,” “anticipate,” “may,” or other words that convey uncertainty of future events or outcomes. Specific examples of forward looking statements in this Form 12b-25 include, but are not limited to, statements concerning the status of the internal investigation and preliminary conclusions of the Company, its management, the Board of Directors, the Audit Committee or the Special Committee; the size or effect of previously unrecorded stock-based compensation charges; specific periods for which restatement or adjustment of the Company’s previously issued financial statements or disclosures may be required; the size or effect of additional tax liabilities, if any; the impact of any issues that may be identified with respect to the Company’s internal controls over financial reporting; the impact of any issues that may be identified with respect to the Company’s Employee Stock Purchase Plan; the size or effect of additional charges or liabilities arising out of related to any issues that may be identified in other investigations arising out of or related to the Special Committee’s internal investigation, if any; the length of time it may take for the Special Committee to complete its investigation; and the length of time it may take for the Company to file its Annual Report on Form 10-K for the year ended December 31, 2006. These forward looking statements and other statements made elsewhere in this Form 12b-25 are made in reliance, in part, on the Private Securities Litigation Reform Act of 1995. These forward looking statements are based on current information and expectations, and involve a number of risks and uncertainties. Actual results may differ materially from those projected in such forward looking statements due to various factors, including but not limited to, inability to accurately predict revenue and budget for expenses for future periods; fluctuations in revenue and operating results; overall market performance; potential for significant losses to continue decreases and/or delays in capital spending; limited product offerings; inability to expand and integrate new distribution channels; inability to manage new and existing product distribution relationships; dependence on the Company’s relationship with Caterpillar®; competition; delays in research and development; dependence on sole or limited source suppliers; inability to increase product sales; inventory risks; dependence upon key personnel; inability to protect the Company’s intellectual property rights; potential future acquisitions; volatility of the Company’s stock price regardless of the Company’s actual financial performance; ability to successfully prosecute and defend any future litigation; additional issued identified by the Company arising out of or related to the Special Committee’s investigation into the Company’s historical stock option grants and related procedures and accounting; impact of additional tax liabilities that have not yet been estimated; future rule-making, regulatory or enforcement actions, pronouncements or guidance by the SEC, PCAOB, NASDAQ or other regulatory agencies; and other factors detailed in the Company’s filings with the Securities and Exchange Commission. Any one of these factors may cause the Company’s actual financial results to differ materially from its projected results. The forward looking statements in this Form 12b-25 speak only as of the date they are made. The Company undertakes no obligation to revise or update publicly any forward looking statement for any reason, including forward looking statements made herein relating to the nature and scope of the Special Committee’s ongoing internal investigation, the preliminary conclusions reached by the Company, its management, the Board of Directors, the Audit Committee or the Special Committee and the size or effect of previously unrecorded stock based compensation charges. Readers are referred to the Company’s Annual Report on Form 10-K, subsequent Quarterly Reports on Form 10-Q, recent Current Reports on Form 8-K, and other Securities and Exchange Commission filings which discuss the foregoing factors as well as other important risk factors that could affect the Company’s business, results of operations and financial condition.

The inclusion of any statement in this Form 12b-25 does not constitute an admission by the Company or any other person that the events or circumstances described in such statement are material.

ACTIVE POWER, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 19, 2006	By	/s/ John K. Penver
John K. Penver Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).